CORRESPONDENCE TTM Technologies, Inc. Global Headquarters (HQ) 200 East Sandpointe, Suite 400 Santa Ana, CA 92707, USA Tel +1.714.327.3000 www.ttm.com

March 28, 2025

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman and Claire Erlanger

Re:	TTM Technologies, Inc.

Form 10-K for the fiscal year ended December 30, 2024

Filed February 21, 2025

File No. 000-31285

Dear Mr. Eastman and Ms. Erlanger:

TTM Technologies, Inc. (“TTM”, “we” or the “Company”) is writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated March 19, 2025 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2024, filed with the Commission on February 21, 2025.

The Staff’s comments included in the Comment Letter, together with the Company’s responses, are set forth below. The following headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

1.

We note that you discuss your results of operations on a segment basis in terms of net sales and gross margin. Please explain to us what consideration you gave to discussing the change in segment operating income, your segment profitability measure disclosed in the notes to the financial statements, as part of your MD&A discussion. See guidance in Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment. We respectfully advise the Staff that, in preparing the MD&A, we considered the usefulness of the information to investors and other users of our financial statements. As a significant portion of our operating expenses are fixed in nature, the operational drivers of segment results are consistent at the gross profit/margin and operating income/margin level. Additionally, both of these measures of operational performance are reviewed by the chief operating decision maker (“CODM”).

However, to promote further consistency between the MD&A and the segment disclosure in the notes to the financial statements in accordance with the guidance in Item 303(b) of Regulation S-K, we respectfully propose to the Staff that our future filings will incorporate in the MD&A results of operations a discussion and analysis of the changes in segment operating income/margin, beginning with our next Form 10-Q filing for the first quarter of 2025.

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TTM Technologies, Inc. Global Headquarters (HQ) 200 East Sandpointe, Suite 400 Santa Ana, CA 92707, USA Tel +1.714.327.3000 www.ttm.com

Notes to the Consolidated Financial Statements

Segment Information, page 85

2.

Please refer to the reconciliation of net sales to segment operating income. Please tell us whether operating expenses represents a significant segment expense determined in accordance with ASC 280-10-50-26A or if it represents “other segment items” in accordance with ASC 280-10-50-26B. If the amount represents other segment items, please tell us how you complied with the guidance in ASC 280-10-50-26B, including disclosure of a qualitative description of the composition of other segment items. Please advise.

The Company acknowledges the Staff’s comment. We respectfully advise the Staff that the operating expenses disclosed in the reconciliation of net sales to segment operating income represent a significant segment expense determined in accordance with ASC 280-10-50-26A, as it is regularly provided to the CODM.

3.

We note your disclosure of “other profit or (loss)” in your reconciliation of total segment operating income to consolidated income before taxes. We also note from footnote (1) that this amount represents elimination of inter-segment sales, accelerated depreciation associated with plant closures, gain on sale of assets, unrealized gain/loss on commodity hedge, acquisition costs, non-cash goodwill impairment charge, restructuring, and purchase accounting related inventory markup. In light of the significance of this amount in each year presented, we believe that you should separately disclose all significant amounts in accordance with ASC 280-10-50-31. Please revise future filings accordingly.

The Company acknowledges the Staff’s comment. We respectfully advise the Staff that we will revise our future filings to separately disclose any significant amounts, beginning with our next Form 10-Q filing for the first quarter of 2025.

* * * *

We acknowledge the Staff’s reminder in the Comment Letter that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that we have adequately responded to the Staff’s comments included in the Comment Letter. If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at 714-327-3000.

Sincerely,

/s/ Daniel L. Boehle
Daniel L. Boehle
Executive Vice President and Chief Financial Officer

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